Mail Stop 3561

April 7, 2006

Via Fax and U.S. Mail

Mr. Doug W. Naidus
MortgageIT Securities Corp.
33 Maiden Lane
New York, NY 10038

Re: MortgageIT Securities Corp.
      Amendment No. 1 to Registration Statement on Form S-3
      Filed March 27, 2006
      File No. 333-131288

Dear Mr. Naidus:

We have reviewed your responses to the comments in our letter dated February 22, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We reissue comment 1 of our letter dated February 22, 2006, in part. Please revise the last paragraph of page 6 to remove the reference to other types of credit enhancement specified in the related prospectus supplement. Additionally, please ensure that you have revised your filing to remove other similar language.

Prospectus Supplement #1

Cover Page

2. We note the revisions you have made in response to comment 7. However, when referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing

entity and revise to refer to the issuing entity, as opposed to the trust. Refer to Item 1102(d) of Regulation AB.

Credit Enhancement, page S-10

3. We note your response to prior comment 15. Please add a bracketed placeholder confirming that you will describe any additional credit enhancement contemplated in the base, but not currently described in your form of prospectus supplement.

Transaction Structure, page S-13

4. We note your response to prior comment 10. Please provide us with samples of your proposed diagrams.

Delinquency and Loss Information, page S-32

5. We note your response to prior comment 19. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Additionally, please revise the delinquency and loss tables in your supplements accordingly.

Base Prospectus

Distribution of Interest and Principal on the Securities, page 43

6. While we note your response to prior comment 24, it appears that your revised disclosure applies only to interest on the underlying loans as opposed to interest on the securities. Please revise accordingly. Additionally, please confirm that in no event would payments of interest on the securities be based on a stock or commodities index.

Description of Credit Enhancement, page 50

7. We note your response to prior comment 27. Please tell us whether the offered securities and the NIMS certificates will be supported by the same or different credit support. If the same, please tell us why you believe it is appropriate under Regulation AB that the credit enhancement included in one trust also act as credit enhancement for a separate trust. In your response, please clarify, for example, whether an insurance policy covering the assets of the trust would also cover the NIMS issued by a separate trust, or whether a separate insurance policy covering only the NIMS would use securities issued by the trust but not publicly offered, as collateral for that insurance policy.

Purchase Obligations, page 58

8. We have referred your description of purchase obligations to IM for possible comment.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
       Mr. Richard Simonds, Esq.
       Thacher Proffitt & Wood LLP
       Telephone: (212) 912-7472